Mail Stop 4720

December 9, 2009

Robert D. Sznewajs
President and Chief Executive Officer
West Coast Bancorp
5335 Meadows Road – Suite 201
Lake Oswego, Oregon 97035

  Re: West Coast Bancorp
    Preliminary Proxy Statement on Schedule 14A
    Filed November 2, 2009
    File No. 001-34509

Dear Mr. Sznewajs:

  We have completed our review of your Preliminary Proxy Statement on Schedule 14A and related filings and have no further comments at this time.

        Sincerely,

        Jessica Livingston
        Staff Attorney

CC: By Fax: (503) 684-0781
   Dick Rasmussen
   West Coast Bancorp

   By Fax: (212) 403-2341
   Matthew Guest
   Watchell, Lipton, Rosen & Katz